Mail Stop 4561

June 26, 2009

Dean M. Freed, Esq.
General Counsel
Mentor Graphics Corporation
8005 SW Boeckman Road
Wilsonville, Oregon 97070-7777

> **Re:** **Mentor Graphics Corporation**
> **Registration Statement on Form S-4**
> **Filed June 1, 2009**
> **File No. 333-159631**

Dear Mr. Freed:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal One – The Merger, page 38

Material U.S. Federal Income Tax Consequences of the Merger, page 58

1.	Please clarify that the opinion of counsel to be delivered as a non-waivable condition to the closing of the merger will be that the material tax consequences of the merger are as set forth in the bullet point list on page 59. Also, confirm that you will provide a signed copy of the opinion of counsel regarding the material tax consequences of the merger in the form filed as exhibit 8.1 and/or exhibit 8.2 by means of a post-effective amendment to the registration statement.

The Merger Agreement and the Support Agreements, page 62

The Merger Agreement, page 62

2.   We note your disclosure on page 62 in the paragraph beginning "The merger agreement and the following summary have been included to provide you with information regarding the terms of the merger agreement and are not intended to provide you with any factual information about any party to the merger agreement, including any information about their condition (factual or otherwise)." We also note similar disclosure on page 65, in the first paragraph of the section titled "Representations and Warranties." General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when the Company is aware of material contradictory information, and additional disclosure by the Company is appropriate in such circumstances. Please revise the disclaimer to include a clear statement of your disclosure responsibilities with regard to material contradictory information.

3.   The penultimate sentence of the disclaimer on pages 62 and 65 states that investors "should not look to or rely on such representations and warranties." This appears to assert that the exhibits are not disclosure documents and may not be relied upon. The fact that a required exhibit, such as a material contract, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Release No. 34-51283. Please delete this sentence.

4.   Cautionary language should be limited to statements of fact. In contrast, much of the disclaimer contains statements of speculation; in effect, that the representations and warranties in the agreements included as exhibits:

   • Should not be viewed to provide any factual information -- but you will not tell investors what factual information, if any, is the exception;
   • Are subject to qualifications and limitations by the respective parties, including exceptions and other information that are not necessarily reflected in the filed agreement -- but you will not tell investors which representations or warranties, if any, have been so qualified, limited or excepted;
   • May apply a standard of materiality in a way different from what may be viewed as material to investors -- but you will not tell investors which, if any, different way; and
   • May have changed after the date of the merger agreement -- but you will not tell investors what, if anything, has changed.

   The intent and the effect of this language is to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to file as an exhibit to your registration statement. Either specifically identify which representations and warranties are subject to this language or delete this language.

Exhibit 8.1

5.   We note counsel's statement that: "the statements in the proxy statement/prospectus forming part of the Registration Statement under the caption 'Proposal One—The Merger—Material U.S. Federal Income Tax Consequences of the Merger,' insofar as they purport to summarize certain provisions of the statutes or regulations referred to therein, are accurate summaries in all material respects." Counsel appears to only be addressing the accuracy of the prospectus disclosure with respect to the accuracy of summaries of provisions of statutes and regulations. The opinion should express counsel's opinion that the merger qualifies as a reorganization, and that the material federal tax consequences of the merger are as described in the applicable section of the prospectus. Please revise.

6.   We note counsel's statement that: "This opinion is rendered only to you, and is solely for your use in connection with the filing by Mentor Graphics of the Registration Statement upon the understanding that we are not hereby assuming professional responsibility to any other person whatsoever." Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, must be removed. Investors are entitled to rely on the opinion expressed. Please revise.

Exhibit 8.2

7.   Counsel appears to only be addressing the accuracy of the prospectus disclosure with respect to the accuracy of summaries of provisions of statutes and regulations. The opinion should express counsel's opinion that the merger qualifies as a reorganization, and that the material federal tax consequences of the merger are as described in the applicable section of the prospectus. Please revise.

*   *   *   *   *

        As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Dean M. Freed, Esq.
Mentor Graphics Corporation
June 26, 2009
Page 5

       If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3735.

                                    Sincerely,

                                    Mark P. Shuman
                                    Branch Chief – Legal

cc: Via Facsimile (650) 463-2600
        Christopher L. Kaufman, Esq.
        Jamie K. Leigh, Esq.
        Latham & Watkins LLP